Exhibit 99.1

Genius Group Restructures Board with Four New Appointees

SINGAPORE, October 15, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered education and acceleration group, today announced changes to its Board and Management team commensurate with its international growth plans.

The Company’s Board of Directors has appointed Eduardo Huerta-Mercado Herrera, Ian Putter, Thomas Power and Gary Pattison to the Board, bringing with them extensive experience at Board and Senior Management levels in high-growth, international public companies and higher education institutions.

Eduardo Huerta-Mercado Herrera is a seasoned education professional and currently the Director of the Innovation and Technology Center and Global MBA program at GERENS Escuela de Postgrado in Peru. He is also a Senior Advisor and Research Scholar to Purdue University Daniels School of Business, Director at United Technologies for Kids, Director at Invent College and Director at Girls Who Venture. In addition to his entrepreneurial education experience, he consults on public investment and governance to The World Bank and The Inter-American Development Bank in Latin America, Europe and Asia.

Ian Putter has over 20 years of experience within international banking and fintech, as CFO, board member and other technical finance re-engineering and integration roles. He was the Head of Blockchain Domain at Standard Bank and established the Blockchain Research Institute Africa, a think tank that collaborated with research institutes across the globe to identify blockchain use cases relevant to Africa. He is currently the Chief Compliance Officer and Chief Financial Officer of Tokinvest in Dubai and a board member of Hedera LLC.

Thomas Power has over thirty years of leadership experience in fast-growth technology companies. He co-founded the UK-based Ecademy, which grew into one of the first social networks for entrepreneurs with 650,000 members. He has been Board Director at Digital Youth Academy, LeadORS, Electric Dog, 9 Spokes, Digital Entrepreneur, The Business Café, Savortex, Team Blockchain and the Blockchain Industry Compliance and Regulation Association (BICRA).

Gary Pattison is an education entrepreneur with over 25 years of experience as a turnaround specialist, CEO wingman, and behavioural adaptation strategist. He has successfully led numerous projects over the decades, including notable turnarounds of a SABMiller operation in South Africa and a foundry for Finnish company Metso, as well as many rapid transformation initiatives, including his work with the London-listed Grit Real Estate Income Group.

The four new appointees to the Board are based in Peru, Dubai, England and Mauritius, respectively, aligning with the Company’s international growth plans in South America, Europe and Asia. They will join Roger James Hamilton and Suraj Naik on the Board, and the Company will be presenting the new appointees at the Company’s next Annual General Meeting for confirmation by shareholder approval.

The new appointments replace four directors who are exiting the Board. Following a written request from the Company’s Senior Management and certain shareholders for their resignations, on October 10, 2024, Michael Moe, Richard Berman, Salim Ismail and Riaz Shah submitted their resignations to the Company, which were accepted by the Board of Directors. The resignation of the four directors was requested due to conflicts of interest and breaches of fiduciary and statutory duties to the Company as set forth in the Form 6-K filed with the Securities and Exchange Commission on October 15, 2024.

As part of the Board and management restructuring, Adrian Reese has resigned as CFO and Gaurav Dama has been appointed as Interim CFO. Gaurav Dama has been Senior Finance Manager for the Company for seven years, managing the Company’s global finance team.

On the current restructuring, the CEO of Genius Group, Roger Hamilton, said, “Genius Group is building an increasingly international footprint with the growth of our AI-powered education platform and Genius Cities model. This restructure aligns with our growth in Asia, Europe and South America, and I look forward to working with our new Board and management to achieve our mission.”

Please see the Company’s Report on Form 6-K filed with the SEC on October 15, 2024 for additional information regarding the resignations of four directors and appointment of new directors.

About Genius Group

Genius Group (NYSE: GNS) is a leading provider of AI-powered, digital-first education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government levels. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.net/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us